

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

September 29, 2023

John P Albright
Chief Executive Officer
Alpine Income Property Trust, Inc.
369 N. New York Avenue, Suite 201
Winter Park, FL 32789

> **Re: Alpine Income Property Trust, Inc.**
> **Registration Statement on Form S-3**
> **Filed September 27, 2023**
> **File No. 333-274724**

Dear John P Albright:

This is to advise you that we have not reviewed and will not review your registration statement.

Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Pearlyne Paulemon at 202-551-8714 with any questions.

Sincerely,

Division of Corporation Finance
Office of Real Estate & Construction

cc: Zachary A. Swartz